The Loev Law Firm, PC
6300 West Loop South, Suite 280
Bellaire, Texas 77401
Telephone (713) 524-4110
 Facsimile (713) 524-4122

February 23, 2011

Jerard T. Gibson
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3010
100 F Street, N.E.
Washington, D.C. 20549-4631
Phone Number: (202) 551-3473
Fax Number: (703) 813-6984

Re:	Dimus Partners, Inc.
Amendment No. 2 to Registration Statement on Form S-l
Filed November 23, 2010
File No. 333-164749

In response to your comment letter dated December 16, 2010, Dimus Partners, Inc. (the “Company,” “Dimus,” “we,” and “us”) has the following responses:

General

1.           We note your response to comment 1 in our letter dated July 9, 2010; however, we continue to believe that your website contains information that is inconsistent with your current operations. For example, you continue to reference your management's general 30 years' experience which is different from your disclosure in the prospectus. Please revise.

RESPONSE:

The Company has removed the language previously under “History” and previously under “Spotlights and Information Corner” from its website and has revised and simplified its website to only include the contact information for the Company, to avoid any conflicts between the information on its website and the prospectus.

Prospectus Cover Page

2.           Please also revise to clarify that there is no assurance that you would obtain a quotation on the OTCBB.

RESPONSE:

The Company has revised the Registration Statement’s cover page to clarify that there is no assurance that the securities will be quoted on the OTCBB as you have requested.

Directors, Executive Officers, Promoters and Control Persons

3.           Please revise to specifically identify your promoters, as required by Item 404(c) of Regulation S-K. Also, in the Certain Relationships and Related Transactions section, please state the nature and amount of anything of value received or to be received by each promoter, directly or indirectly, from the registrant and the nature and amount of any services or other consideration therefore received or to be received by you.

RESPONSE:

The Company has revised the registration statement to include Mr. Pacey as a “Promoter” of the Company, and updated the related disclosures in the filing accordingly.  The Company has also added additional disclosure of the services rendered by Mr. Pacey under “Certain Relationships and Related Transactions” as you have requested.

4.           Please expand your disclosure here to provide for each director a discussion of the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Please refer to Item 401 (c) of Regulation S-K.

RESPONSE:

The Company has revised the filing with the information required by Item 401 (c) of Regulation S-K.

Competition

5.           Please reconcile your disclosure under this subheading with the revised disclosure in the third risk factor on page 11, Please identify the negative factors pertaining to your competitive position. Refer to Item 101 (h)(4)(iv) of Regulation S-K.

RESPONSE:

The Company has reconciled the disclosures and indicated negative factors pertaining to the Company’s competitive position as you have requested.

Financial Statements, Page F-1

6.           Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

RESPONSE:

The Company has updated its financial statements in accordance with Rule 8-08 of Regulation of S-X as you have requested.

Sincerely,

/s/ John S. Gillies
John S. Gillies
Associate